SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant: ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

OGLEBAY NORTON COMPANY
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: N/A

(2) Aggregate number of securities to which transaction applies: N/A

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): N/A

(4) Proposed maximum aggregate value of transaction: N/A

(5) Total fee paid: N/A

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid: N/A

(2) Form, Schedule or Registration Statement No.: N/A

(3) Filing Party: N/A

(4) Date Filed: N/A

OGLEBAY NORTON
1100 Superior Avenue • 21st Floor
Cleveland, OH 44114-2598

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 26, 2000

You are cordially invited to attend the Annual Meeting of Stockholders of Oglebay Norton Company. The Annual Meeting will be held at The Forum Conference and Education Center, 1375 East Ninth Street, Cleveland, Ohio, on Wednesday, April 26, 2000, at 10:00 a.m., Cleveland, Ohio time. At the Annual Meeting, we will ask you to:

- elect three directors to the class whose term in office will expire in 2003;
- approve the Oglebay Norton Company 1999 Long-Term Incentive Plan; and
- hear reports and transact any other business that may properly come before the Annual Meeting.

The Board of Directors fixed the close of business on March 13, 2000 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting, or at any postponement or adjournment of the Annual Meeting.

Oglebay Norton's Proxy Statement is attached to this Notice. We are also mailing our Report to Stockholders and our Annual Report on Form 10-K for the year ended December 31, 1999 to you with this Notice.

YOUR VOTE IS IMPORTANT
Please sign, date and return your proxy card in the enclosed envelope.

By Order of the
Board of Directors

ROCHELLE F. WALK
Vice President
and Secretary

March 14, 2000

OGLEBAY NORTON

1100 Superior Avenue • 21st Floor
Cleveland, OH 44114-2598

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 26, 2000

Oglebay Norton is providing this Proxy Statement to you in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting of Stockholders to be held on April 26, 2000, and at any postponement or adjournment of the Annual Meeting. We anticipate that the mailing of this Proxy Statement and accompanying form of proxy to stockholders will begin on or about March 14, 2000. The date of this Proxy Statement is March 14, 2000.

Purposes of the Annual Meeting

At the Annual Meeting, we will ask you to:

- elect three directors to the class whose term in office will expire in 2003;
- approve the Oglebay Norton Company 1999 Long-Term Incentive Plan; and
- hear reports and transact any other business that may properly come before the Annual Meeting.

The nominees for election as directors, with information about each of them, are set forth below under the heading ‘‘Proposal 1—Election of Directors—Nominees for Term Expiring in 2003.’’

A description of the proposal to approve the Oglebay Norton Company 1999 Long-Term Incentive Plan is set forth below under the heading ‘‘Proposal 2—Approval of the Oglebay Norton Company 1999 Long-Term Incentive Plan.’’

Voting Rights and Proxy Information

Record Date; Required Vote. The Board of Directors of Oglebay Norton fixed the close of business on March 13, 2000 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. As of March 13, 2000, 4,956,502 shares of Oglebay Norton’s common stock were outstanding. Each share of Oglebay Norton’s common stock is entitled to one vote.

All matters that may properly come before the Annual Meeting, including the election of the directors, require the favorable vote of a majority of the outstanding shares of Oglebay Norton’s common stock present in person or by proxy at the meeting. This majority must constitute at least a majority of the required quorum. The percentage of outstanding shares of Oglebay Norton’s common stock held by its directors and executive officers and entitled to vote at the Annual Meeting is included below under the heading ‘‘Beneficial Ownership of Oglebay Norton Common Stock.’’ Abstentions and broker non-votes are counted in determining votes present at the meeting. An abstention or broker non-vote has the same effect as a vote against a proposal or a director nominee because each abstention or broker non-vote is one less vote in favor of a proposal or for a director nominee.

In the election of Oglebay Norton’s directors, you may cumulate your votes. Cumulative voting allows you to cast a number of votes equal to the number of directors to be elected multiplied by the number of votes to which your shares are entitled. You may cast all of your votes for one nominee, or distribute your votes among two or more nominees. Cumulative voting is permitted only if a stockholder gives notice in writing to the President or the Secretary of Oglebay Norton at least 48 hours in advance of an annual meeting and an announcement is made at the beginning of the meeting by the President, Secretary or the stockholder who gave the notice. No stockholder has advised Oglebay Norton that the stockholder intends to cumulate votes at the Annual Meeting.

Proxies. All shares of Oglebay Norton's common stock represented at the Annual Meeting by properly executed proxies will be voted in accordance with the instructions on the proxies. If no instructions are given, proxies will be voted FOR the election as directors of the nominees listed under the heading ''Proposal 1—Election of Directors—Nominees for Term Expiring in 2003.'' If cumulative voting is in effect, shares represented by each properly signed proxy card will be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card. However, the persons named in the proxy card will not vote any shares cumulatively for nominees for whom authority to vote was withheld. Proxies without instructions will also be voted FOR the approval of the Oglebay Norton Company 1999 Long-Term Incentive Plan. Oglebay Norton has no knowledge of any other matters to be presented at the Annual Meeting. If other matters properly come before the Annual Meeting, the persons named on the proxies will vote on these matters in accordance with their best judgment.

If you give a proxy pursuant to this solicitation, you may revoke the proxy at any time before it is voted. You may revoke your proxy by:

- delivering a written notice of revocation dated later than the proxy to the Secretary of Oglebay Norton (at the address included on the cover page of this Proxy Statement);
- properly executing another proxy for the same shares and delivering it to the Secretary of Oglebay Norton; or
- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke your proxy).

Oglebay Norton will pay the cost of preparing and mailing its proxy materials to the stockholders of Oglebay Norton in connection with the Annual Meeting. Oglebay Norton will also pay for the cost of soliciting proxies, including a fee of $7,500 payable to Georgeson & Company Inc.

PROPOSAL 1

ELECTION OF DIRECTORS

Oglebay Norton's Board of Directors currently has eight members. The directors are divided into three classes:

- three directors are in the class whose term in office expires at the Annual Meeting in 2000;
- three directors are in the class whose term in office expires at the Annual Meeting in 2001; and
- two directors are in the class whose term in office expires at the Annual Meeting in 2002.

Each director serves for three years and until a successor is elected.

On October 27, 1999, in accordance with its authority under Oglebay Norton's By-laws, the Board of Directors voted to increase the size of the Board from seven to eight directors, effective immediately. The Board of Directors filled the vacancy created by the increase by naming Madeleine W. Ludlow a director commencing January 26, 2000 with a term expiring in 2002. The biographies of Ms. Ludlow, each of the directors who are standing for election, and each director whose term in office will continue after the Annual Meeting are included below. **The Board of Directors of Oglebay Norton recommends a vote FOR each of James T. Bartlett, Albert C. Bersticker and William G. Pryor as directors of the class whose term in office will expire in 2003.**

Nominees for Term Expiring in 2003

Name	Age	Principal Occupation, Business Experience and Other Directorships	Director Since
James T. Bartlett.............	63	Managing Director, Primus Venture Partners, Inc., Cleveland, Ohio, and fund manager for Primus Capital Fund and Primus Capital Funds II, III and IV, venture capital limited partnerships, for more than five years. Mr. Bartlett is also a director of Keithley Instruments, Inc. and Lamson & Sessions and a trustee of the Cleveland Museum of Art and Berea College.	1996
Albert C. Bersticker	65	Retired since May 1, 1999, Chairman of the Board, from January 1, 1999 until May 1, 1999, Chairman and Chief Executive Officer, from January 1, 1996 to December 31, 1998, and President and Chief Executive Officer, from May 1991 to December 1995, of Ferro Corporation, producer of specialty coatings, plastics, chemicals and ceramics. Mr. Bersticker also serves on the Boards of Directors of Brush Wellman Corporation, Ferro Corporation and KeyCorp.	1992
William G. Pryor............	60	President, since April 1993, of Van Dorn Demag Corporation, manufacturer of plastic injection molding equipment; President and Chief Executive Officer, Van Dorn Corporation (predecessor to Van Dorn Demag Corporation), January 1, 1992 to April 20, 1993.	1997

Directors Whose Term Expire in 2002

Name	Age	Principal Occupation, Business Experience and Other Directorships	Director Since
John N. Lauer.................	61	President, Chief Executive Officer and Director of Oglebay Norton since January 1, 1998 and Chairman of the Board since July, 1998; retired private investor and Ph.D. student, 1994 to December 1997; President and Chief Operating Officer, The B.F. Goodrich Company, a chemical and aerospace company, from 1990 to 1994. Mr. Lauer also serves on the Boards of Directors of Diebold, Incorporated, Menasha Corporation and BorsodChem, Rt.	1998
Madeleine W. Ludlow....	45	Vice President and Chief Financial Officer since February 2000 of Cinergy Corporation, an electric and gas utility company, President, Energy Commodities Business Unit since April 1998, and Vice President and Chief Financial Officer, April 1997 until April 1998, of Cinergy Corporation. Ms. Ludlow was Vice President of the Public Service Enterprise Group from 1992 to 1997.	2000

Directors Whose Terms Expire in 2001

Name	Age	Principal Occupation, Business Experience and Other Directorships	Director Since
Malvin E. Bank	69	General Counsel, The Cleveland Foundation. Previously, Partner, Thompson, Hine and Flory LLP. Mr. Bank also serves on the Board of Directors of Metropolitan Financial Corp.	1977
William G. Bares............	58	Chairman, President and Chief Executive Officer, since April 1996, President and Chief Executive Officer, from January 1996 to April 1996, and President and Chief Operating Officer, from 1987 to 1995, of The Lubrizol Corporation, Cleveland, Ohio, a supplier of chemical additives for use in lubricants and fuels. Mr. Bares also serves on the Boards of Directors of The Lubrizol Corporation, Applied Industrial Technologies, Inc. and KeyCorp.	1982
John D. Weil...................	59	President of Clayton Management Co., St. Louis, Missouri, investments, for more than five years. Mr. Weil also serves on the Boards of Directors of PICO Holdings Inc., Todd Shipyards Corporation, Southern Investors Service Co. Inc., Allied Healthcare Products, Inc. and Baldwin & Lyons, Inc.	1992

Board and Committee Attendance

The Board met six times during 1999. Each director attended at least 80% of all of the 1999 meetings of the Board and of those committees on which such director served.

Structure/Committees of the Board

The Board of Directors establishes broad corporate policies and oversees the overall performance of Oglebay Norton. However, it is not involved in day-to-day operations. Directors are kept informed of Oglebay Norton's business through discussions with the President and Chief Executive Officer and other officers, by reviewing quarterly analyses and reports, and by participating in Board and committee meetings.

On April 28, 1999, the Board designated a non-employee ''Lead Director'' to act as the director liaison between the Board and Oglebay Norton management. The Board named Mr. Bersticker as initial Lead Director, effective immediately, to serve until his successor is designated or appointed by the Compensation, Organization and Governance Committee.

The Board has three committees. Each committee is described below.

Executive Committee. The current members of the Executive Committee are Messrs. Weil (Chairman), Bares, Bartlett, Bersticker and Lauer. The Executive Committee may exercise all of the authority of the Board of Directors subject to specific resolutions of the Board and provisions of Delaware law. The Executive Committee meets only if a meeting is called by its Chairman. The Executive Committee did not meet during 1999.

Audit and Compliance Committee. On April 28, 1999, the Board of Directors approved a new committee structure under which the name of the Audit Committee was changed to the Audit and Compliance Committee. The current members of the Audit and Compliance Committee are Mr. Bartlett (Chairman), Ms. Ludlow, and Messrs. Bank, Bersticker and Pryor. The purpose of the Audit and Compliance Committee is to investigate matters, make recommendations and take such actions as may be necessary or appropriate regarding the audit of financial results, good business practices and procedures, legal compliance and other matters concerning the financial health of Oglebay Norton. The Audit and Compliance Committee met three times during 1999.

Compensation, Organization and Governance Committee. As part of the committee restructuring approved by the Board of Directors on April 28, 1999, the Board combined the Director Search and Governance Committee with the Compensation and Organization Committee, creating the Compensation, Organization and Governance Committee. The Compensation, Organization and Governance Committee is comprised solely of independent directors, and no member of Oglebay Norton management is a member of the committee. The current members of the Compensation, Organization and Governance Committee are Mr. Bersticker (Chairman), Ms. Ludlow, and Messrs. Bank, Bares, Bartlett, Pryor and Weil. The purpose of the Compensation, Organization and Governance Committee is to investigate and evaluate matters, make recommendations and take such actions as may be necessary or appropriate regarding Oglebay Norton management succession, the performance of the chief executive officer, Board effectiveness and governance, executive compensation and organizational structure.

The Compensation, Organization and Governance Committee will consider nominees for the Board of Directors submitted by stockholders. Recommendations by stockholders should include the following information:

- the nominee's name, age and business and residence addresses;
- the nominee's principal occupation and qualifications to serve as a director;
- a list of companies of which the nominee is an officer or director;
- a statement on whether the nominee is a United States citizen;
- the number of shares of Oglebay Norton's common stock owned by the nominee;
- the name of the recommending stockholder; and
- the nominee's written consent to be nominated.

Nominations should be mailed to: Chairman, Compensation, Organization and Governance Committee, c/o Rochelle F. Walk, Vice President and Secretary, Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.

Before the committees were combined, the Director Search and Governance Committee and the Compensation and Organization Committee each met one time in 1999. After the combination of the committees, the Compensation, Organization and Governance Committee met five times.

Compensation of Directors

Directors who are not employees of Oglebay Norton receive a fee of $12,000 per year, and $900 for each Board and committee meeting attended, except for committee chairs who receive $1,200 for each committee meeting they chair. Non-employee directors also receive an annual award of 200 shares of Oglebay Norton's common stock under the Director Stock Plan, except for the Lead Director who receives 500 shares annually. Directors are reimbursed for expenses they incur in attending Board and committee meetings.

In 1998, the stockholders approved the Oglebay Norton Company Director Fee Deferral Plan, which permits directors to defer all or part of the cash portion of their compensation into:

- share units based upon the market price of Oglebay Norton's common stock at the date on which the cash computation otherwise would have been paid; or
- an account as deferred cash which is credited with a market rate of interest.

Amounts deferred into share units receive a 25% matching credit by Oglebay Norton, but amounts deferred as cash do not receive any matching credit.

Director Agreements

Oglebay Norton has entered into a standstill agreement with John D. Weil. The agreement limits to 15% the percentage of Oglebay Norton's common stock which Mr. Weil and his affiliates may own. Mr. Weil is not required to dispose of any shares if his ownership percentage increases due solely to repurchases by Oglebay Norton of its common stock. If Mr. Weil desires to increase his holdings beyond 15%, he must first obtain the consent of a majority of Oglebay Norton's Board.

The standstill agreement also limits the rights of Mr. Weil and his affiliates to sell shares of Oglebay Norton's common stock, and prohibits him from voting shares or participating in a proxy contest against the recommendations of Oglebay Norton's Board. Pursuant to the standstill agreement, the Board nominated Mr. Weil for election as a director at the 1992, 1995 and 1998 Annual Meetings.

PROPOSAL 2

APPROVAL OF THE OGLEBAY NORTON COMPANY 1999 LONG-TERM INCENTIVE PLAN

On October 3, 1998, the Board of Directors approved the Oglebay Norton Company 1999 Long-Term Incentive Plan (the ''1999 LTIP''). The primary purposes of the 1999 LTIP are to enable Oglebay Norton to attract and retain key employees and to provide incentives for, and to reward, performance. To achieve these purposes, the 1999 LTIP provides the authority to grant awards payable in shares, in cash, or in a combination of shares and cash over a four year period.

Section 162(m) of the Code precludes a deduction, for federal income tax purposes, for compensation paid to a ''covered employee'' to the extent that the compensation exceeds $1,000,000 in any taxable year. ''Covered employees'' consist of the Chief Executive Officer and the other four highest compensated employees of Oglebay Norton and its subsidiaries. This deduction limitation does not, however, apply to certain performance-based compensation, including stock options granted under a plan approved by stockholders. It is possible that the

payout after four years to one or more of the covered employees will exceed $1,000,000. A secondary purpose of the 1999 LTIP is, therefore, to enable Oglebay Norton to grant stock options and provide other performance-based compensation that is not subject to the $1,000,000 deduction limitation. In addition to stock options, cash incentive payment awards are permitted under the 1999 LTIP, thereby eliminating the risk that Oglebay Norton may be subject to the $1,000,000 deduction limitation for incentive bonuses paid to covered employees.

The complete text of the 1999 LTIP is attached as Appendix A to the Proxy Statement. The following summary of the 1999 LTIP does not purport to be complete and is qualified in its entirety by reference to Appendix A.

Eligible Persons. All key employees of Oglebay Norton or any of its subsidiaries will be eligible to receive awards.

Administration. The 1999 LTIP will be administered by the Compensation, Organization and Governance Committee, unless the Board of Directors designates another committee to administer the 1999 LTIP (the ''Committee''). The Committee will have the authority to: (1) select the eligible employees who will receive awards, (2) determine the number and types of awards to be granted, (3) determine the terms, conditions, vesting periods, and restrictions applicable to the awards, (4) establish performance goals for performance-based awards, (5) grant the awards, and (6) adopt, alter, and repeal rules governing the 1999 LTIP. If any member of the Committee does not qualify as a ''non-employee director'' within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), that member will not be deemed to be a member of the Committee for purposes of granting an award if the inclusion of that member on the Committee would subject the recipient of the award to the risk of short-swing profit recovery under Section 16(b) of the Exchange Act. Similarly, if any member of the Committee does not qualify as an ''outside'' director within the meaning of Section 162(m) of the Code, that member will not be deemed to be a member of the Committee for purposes of performance-based awards to covered employees.

Number and Types of Shares Available under the Plan. The shares to be issued under the 1999 LTIP will be Common Shares. The total number of shares subject to awards granted in any fiscal year of Oglebay Norton may not exceed one and one half percent (1-1/2%) of the number of shares outstanding at the beginning of the fiscal year. Shares issued or delivered under the 1999 LTIP may consist of authorized and unissued shares, treasury shares, or shares to be purchased by Oglebay Norton, as determined by the Committee. With respect to stock options, the number of shares subject to stock options granted to the eligible person in any fiscal year of Oglebay Norton may not exceed 300,000.

Shares subject to an award that is forfeited, terminated, canceled, or surrendered without having been exercised (other than shares subject to an award that is surrendered in payment of the exercise price of a stock option and shares subject to an award that is surrendered in payment of taxes associated with an award) will again be available for grant under the 1999 LTIP, without reducing the number of shares that may be subject to awards or that are available for the grant of awards in any fiscal year. The assumption of awards granted by an organization acquired by Oglebay Norton, or the grant of awards under the 1999 LTIP in substitution for any such awards, will not reduce the number of shares available for the grant of awards under the 1999 LTIP.

In the event of any change in the shares by reason of a merger, consolidation, reorganization, recapitalization, or similar transaction, or in the event of a stock dividend, stock split, distribution to stockholders (other than normal cash dividends), or rights offering or similar sale of shares for less than their fair market value at the time of sale, the Committee will adjust the number and class of shares that may be issued under the 1999 LTIP, the number and class of shares that may be issued to any eligible person in any fiscal year, the number and class of shares subject to outstanding awards, the exercise price applicable to outstanding awards, and any value determinations applicable to outstanding awards.

Types of Awards. The 1999 LTIP provides for the grant of two types of awards, including the following:

- *Stock Option*—A right to purchase a specified number of shares, during a specified period, and at a specified exercise price, all as determined by the Committee.
- *Cash Incentive Payment Award*—An award that is payable in cash and is contingent upon the achievement of performance goals established by the Committee.

The amount of the cash incentive payment award to an eligible person is determined according to the following formula. Each named executive officer, except Mr. Lauer, is paid a base salary designed to be competitive in the marketplace, with the salary level determined based on published market survey data. In addition, named executive officers, except Mr. Lauer, are eligible for cash and stock-based awards under the 1999 LTIP, with the amount of those awards determined based on Oglebay Norton's performance in relation to targeted cumulative earnings before interest, taxes, depreciation and amortization (''EBITDA'') and earnings per share (''EPS'') performance measures for the four-year period from 1999 through 2002. As more fully explained in the section entitled ''Officer Agreements,'' Mr. Lauer receives no salary and was granted a one time performance option at the time of his employment. The Board has made him eligible to participate only in the cash portion of the 1999 LTIP; he is not eligible to receive any options for additional shares under the plan.

The EBITDA performance measure begins to generate a payout when EBITDA growth exceeds 5% annually, and the EPS performance measure begins to generate a payout when eighty percent of targeted cumulative EPS is achieved for the four-year period. Together, these measures generate a ''pool'' from which distributions would be paid to the named executive officers. Payouts are determined from a table created in 1998 reflecting the then competitive long-term incentive compensation at each individual's base salary level. The table was created by a third party executive compensation expert engaged by the Board. There is no maximum amount that may be paid under the 1999 LTIP. If the target EBITDA and EPS amounts are met, the total cash payout made by Oglebay Norton to all participants would be $3,976,000, of which $2,134,000 in cash would be paid to the named executive officers (including the CEO) and $1,842,000 to the other participants in the 1999 LTIP.

Deferral of Payment. The Committee may, in its discretion, permit eligible persons to defer the payment of some or all of the shares or cash subject to awards, as well as other compensation or fees, in accordance with procedures established by the Committee to assure that the recognition of taxable income is deferred in accordance with the Code.

Change in Control. In the event of a change in control of Oglebay Norton, unless otherwise determined the Committee, (1) all stock options then outstanding will become fully exercisable as of the date of the change in control and (2) all cash incentive payment awards will be deemed to have been fully earned to the extent determined by the Committee. The Committee has determined that, provided interim targets have been achieved, a partial payout based on completed years plus one half of the remaining period, will be payable.

Amendment or Suspension of the 1999 LTIP. The Board of Directors may amend or suspend the 1999 LTIP at any time. Stockholder approval for any such amendment will be required only to the extent necessary to preserve the deductibility of compensation associated with any award for federal income tax purposes under Section 162(m) of the Code or to the extent required by the applicable rules of any stock exchange.

Effective Date; Termination. The 1999 LTIP will become effective on the date it is approved by the holders of a majority of the shares then outstanding, but with effect from January 1, 1999. The 1999 LTIP will continue in effect until it is terminated by the Board of Directors.

Certain Federal Income Tax Consequences. The 1999 LTIP provides for two types of awards. A brief description of the tax consequences of certain common types of awards follows. This description is based on federal income tax laws currently in effect and does not purport to be complete.

On the exercise of a non-qualified stock option, the excess of the fair market value of the shares on the date of exercise over the exercise price will generally be taxable to the eligible person as ordinary income and deductible by Oglebay Norton, provided Oglebay Norton properly files IRS Form W-2 or Form 1099 in respect of the exercise. This disposition of shares acquired upon the exercise of a non-qualified stock option will generally result in a capital gain or loss for the eligible person, but will have no tax consequences for Oglebay Norton.

Cash incentive payment awards will generally be taxable to the eligible person as ordinary income and deductible by Oglebay Norton.

On October 27, 1999, Oglebay Norton made the following awards under the 1999 LTIP.

NEW PLAN BENEFITS

1999 Long-Term Incentive Plan

Name And Position	Number Of Units
John N. Lauer, President and Chief Executive Officer	0
Danny Shepherd, Vice President, Lime and Limestone	7,000
David H. Kelsey, Vice President and Chief Financial Officer	7,000
Stuart H. Theis, Vice President, Marine Services	5,500
Jeffrey S. Gray, Vice President, Industrial Sands	4,500
Total Executive Group, including named executives	35,000
Non-Executive Director Group	0
Non-Executive Officer Employee Group	28,725

Vote Required. Approval of the 1999 LTIP will require the favorable vote of a majority of the outstanding shares of Oglebay Norton Common Stock represented in person or by proxy at the meeting. The Board of Directors recommends a vote ***FOR*** the approval of the 1999 LTIP.

BENEFICIAL OWNERSHIP OF OGLEBAY NORTON COMMON STOCK

The table below shows the number and percent of the outstanding shares of Oglebay Norton's common stock beneficially owned on February 29, 2000 by each director of Oglebay Norton, each executive officer named in the Summary Compensation Table included below, and all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Malvin E. Bank 3900 Key Center 127 Public Square Cleveland, Ohio 44114	316,273 (1)(2)	6.4%
John D. Weil 200 North Broadway, Suite 825 St. Louis, Missouri 63102-2573	582,395 (2)(3)	11.8%
William G. Bares	3,542 (2)	*
James T. Bartlett	28,683 (2)	*
Albert C. Bersticker	4,981 (2)	*
John N. Lauer	75,042	1.5%
Madeleine W. Ludlow	510 (2)	*
William G. Pryor	3,136 (2)	*
Jeffrey S. Gray	2,398	*
David H. Kelsey	30,193 (4)(5)	*
Stuart H. Theis	9,217 (5)(6)	*
Danny R. Shepherd	4,023 (5)	*
Directors, nominees and executive officers as a group, including those listed above (16 persons)	1,106,599 (2)(5)	22.3%

* Represents less than 1% of the outstanding shares of Oglebay Norton's common stock on March 13, 2000.

(1) Mr. Bank's shares include 311,323 shares held in various trusts, for which he and Key Trust Company of Ohio, N.A. are co-trustees. As a trustee, Mr. Bank has sole voting and dispositive power as to 212,718 shares and shared voting and dispositive power (with Key Trust) as to 103,555 shares. In addition, Mr. Bank has sole voting and dispositive power as to 4,950 shares held individually.

(2) Includes share units calculated as of February 29, 2000 which each individual is entitled to pursuant to Oglebay Norton's Director Fee Deferral Plan: Bares — 1,942 shares; Bartlett — 2,356 shares; Bersticker — 2,354 shares; Ludlow — 310 shares; Pryor — 2,026 shares; and Weil — 2,195 shares. Also includes 500 shares to be issued to Mr. Bersticker as Lead Director, and, with respect to each other individual, 200 shares to be issued, at the Annual Meeting pursuant to Oglebay Norton's Director Stock Plan.

(3) Mr. Weil has sole voting power as to 2,195 shares, sole investment power as to 800 shares and shared voting and dispositive power as to 579,400 shares.

(4) Includes options which are or within 60 days will become exercisable.

(5) Includes the following numbers of shares, rounded to the nearest whole share, beneficially owned as of December 31, 1999 under Oglebay Norton's Incentive Savings and Stock Ownership Plan by the following executive officers: Shepherd — 1,406 shares; Kelsey — 2,118 shares; Theis — 6,942 shares; Gray — 1,390 shares; and executive officers as a group—18,417 shares.

(6) Includes 1,525 share units attributable to Mr. Theis as of March 6, 2000, under the former Oglebay Norton long-term incentive plan which share units are payable in shares of Oglebay Norton's common stock upon Mr. Theis' retirement, death or termination of employment or a change in control of Oglebay Norton (each as defined under the former long-term incentive plan).

The table below shows information with respect to all persons who, as of March 13, 2000, were known by Oglebay Norton to beneficially own more than five percent of the outstanding shares of Oglebay Norton's common stock, other than Mr. Bank and Mr. Weil whose beneficial ownership of shares of Oglebay Norton's common stock is shown above.

Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Key Trust Company of Ohio, N.A., as Trustee 127 Public Square Cleveland, Ohio 44114	1,012,269 (1)	21.2%
A. Alex Porter and Paul Orlin 100 Park Avenue New York, New York 10017	338,500 (2)	7.0%
Douglas N. Barr 3900 Key Center 127 Public Square Cleveland, Ohio 44114-1216	289,040 (3)	6.1%
Robert I. Gale, III 17301 St. Clair Avenue Cleveland, Ohio 44110	285,260 (4)	6.0%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	280,856 (5)	5.8%

(1) As of February 17, 2000, based upon information contained in a Schedule 13G filed with the Securities and Exchange Commission, Key Trust Company of Ohio, N.A. has sole voting power as to 696,496 shares and shared voting power as to 315,773 shares. Key Trust also has sole dispositive power as to 390,671 shares and shared dispositive power as to 277,534 shares. Based upon information available to Oglebay Norton, Key Trust Company of Ohio, N.A.'s 1,012,269 total shares include 293,010 shares held as trustee for Oglebay Norton's employee pension plan and more than 311,323 shares held as co-trustee with Mr. Bank.

(2) As of June 18, 1999, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. A. Alex Porter and Mr. Paul Orlin are each deemed to beneficially own these 338,500 shares. These shares are owned by Amici Associates and The Collectors' Fund, New York limited partnerships, and Porter, Felleman Inc., a corporation. Messrs. Porter and Orlin are the general partners and stockholders of these entities. Each of these entities has the sole power to vote and dispose of the respective shares held by them.

(3) As of May 2, 1997, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. Barr has sole voting and dispositive power as to 400 of these shares. Mr. Barr, as a trustee, has shared voting and dispositive power as to 57,200 of these shares and, together with Mr. Robert I. Gale III, shared voting and dispositive power as to 230,440 of these shares.

(4) As of May 2, 1997, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. Gale has sole voting and dispositive power as to 54,820 shares, 4,198 shares of which he owns individually and 50,622 shares of which he holds as trustee. Together with Mr. Douglas N. Barr, Mr. Gale shares voting and dispositive power as to 230,440 of these shares.

(5) As of February 3, 2000, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Dimensional Fund Advisors Inc. has sole voting and dispositive power as to all of the shares it holds.

PERFORMANCE GRAPH

The graph below compares the five year cumulative return from investing $100 on December 31, 1994 in each of Oglebay Norton common stock, the S&P 500 Index, the Russell 2000 Value Index, the Value Line Composite Index, and the Value Line Cement and Aggregates Index. The Russell 2000 Value Index has replaced the S&P 500 Index, the broad based equity market index used in previous performance graphs, because it is more representative of companies with market capitalization comparable to Oglebay Norton. The Value Line Cement and Aggregates Index has replaced the Value Line Composite Index, the peer group used in previous performance graphs. As Oglebay Norton's business has evolved, the Value Line Composite Index has become less representative of the primary industries in which Oglebay Norton participates. After careful review, Oglebay Norton management determined the Value Line Cement and Aggregates Index to be a more appropriate comparative performance measure than the index used previously. All indices were calculated by Value Line, an independent third-party in the business of publishing information for investors.



350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
OGLEBAY NORTON CO
Standard & Poors 500
Value Line Arithmetic Composite
Russell 2000 Value
VL Cement & Aggregates
1994
1995
1996
1997
1998
1999

	1994	1995	1996	1997	1998	1999
OGLEBAY NORTON COMPANY	$100.00	$127.49	$154.37	$298.01	$184.30	$183.65
Standard & Poors 500	$100.00	$137.50	$169.47	$226.03	$290.22	$349.08
Value Line Arithmetic Composite	$100.00	$125.94	$150.84	$193.76	$205.03	$224.47
Russell 2000 Value	$100.00	$125.75	$152.62	$201.12	$188.15	$185.34
VL Cement & Aggregates	$100.00	$121.35	$142.23	$240.77	$264.78	$266.20

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Compensation, Organization and Governance Committee on Executive Compensation

Oglebay Norton's Board of Directors has delegated to its Compensation, Organization and Governance Committee general responsibility for executive compensation matters, including responsibility for executive compensation actions to be taken by a committee of ''outside directors,'' as defined in the Treasury Regulations promulgated under Section 162(m) of the Internal Revenue Code, and ''nonemployee directors,'' as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934. None of the Compensation, Organization and Compensation Committee members is a former or current officer or employee of Oglebay Norton or any of its subsidiaries.

On December 17, 1997, Oglebay Norton entered into an Employment Agreement with Mr. John N. Lauer pursuant to which Mr. Lauer became President and Chief Executive Officer of Oglebay Norton effective January 1, 1998. The Compensation, Organization and Governance Committee negotiated the terms of the agreement on behalf of Oglebay Norton. The compensation arrangements in the Employment Agreement tie Mr. Lauer's compensation directly to the performance of Oglebay Norton over the term of Mr. Lauer's employment. In particular, his compensation is tied to the price of shares of Oglebay Norton's common stock. Oglebay Norton will not pay Mr. Lauer a salary during his tenure with Oglebay Norton. Instead, the primary elements of his compensation under the Employment Agreement are:

- a grant of 25,744 restricted shares of Oglebay Norton's common stock;
- a grant of a ''performance option'' to purchase 380,174 additional shares of Oglebay Norton's common stock; and
- an annual bonus of up to $200,000 per year based upon the performance of Oglebay Norton during the year. For the calendar year 1999, the Board determined to increase the annual bonus cap to $250,000.

The Compensation, Organization and Governance Committee determined that these compensation arrangements are appropriate because the ultimate compensation package provided to Mr. Lauer depends in large part upon the ultimate value achieved by Oglebay Norton under Mr. Lauer's management. The Compensation, Organization and Compensation Committee believes that the direct, largely stock-based relationship between performance and reward is in the best interests of Oglebay Norton and its stockholders. The terms of Mr. Lauer's Employment Agreement are discussed more fully below under the heading ''Officer Agreements — Employment Agreement with Mr. John N. Lauer.'' The remainder of this report describes the compensation of executive officers other than Mr. Lauer.

The Compensation, Organization and Governance Committee seeks to compensate executive officers based upon their contributions to Oglebay Norton's success, and specifically to reward officers who make significant contributions to Oglebay Norton's short-term and long-term profitability. In 1999, the annual compensation packages of executive officers were comprised of an annual salary, an annual bonus and options to acquire common stock.

Annual Salary. The annual salaries of executive officers for 1999 were set by the Compensation, Organization and Governance Committee after consideration of Oglebay Norton's financial performance and prospects, each executive officer's contribution to Oglebay Norton's performance in 1998, and the level of salaries paid to executives in comparable positions with companies whose sales and revenues are similar to those of Oglebay Norton.

Bonuses. Executive officers were eligible to receive cash bonuses with respect to 1999 under Oglebay Norton's Performance Management Plan (the ''Plan'') pursuant to which the Compensation, Organization and Governance Committee established corporate, business unit and individual performance goals for the year. The corporate performance measure for 1999 under the Plan was a combination of EBITDA (earnings before interest,

taxes, depreciation and amortization) and debt to EBITDA ratio. The amount of the incentive award under the Plan, if any, to each participant is based on the participant's target award level and achievement of financial measures.

Target awards are determined with reference to the participant's base salary and range from 20% to 35% of base salary. Nominal awards in 1999 were uncapped and ranged from 0% to 206%, depending upon whether performance goals were met or exceeded. Based upon the extent to which the relevant goals were met during 1999, actual awards for the year under the Plan ranged from 40% to 72% of base salary.

Compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly held corporation for compensation over $1 million paid in any year to any individual who is either the Chief Executive Officer or one of the four other most highly compensated executive officers of the corporation. Qualifying ''performance-based compensation'' will not be subject to the deduction limit if certain requirements are met. At present, the performance option granted to Mr. Lauer is the only compensation element that provides a sufficiently large dollar amount of compensation to bring the Section 162(m) limit into play.

COMPENSATION, ORGANIZATION AND
GOVERNANCE COMMITTEE
Albert C. Bersticker, Chair
Malvin E. Bank
William G. Bares
James T. Bartlett
Madeleine W. Ludlow
William G. Pryor
John D. Weil

January 26, 2000

Summary Compensation Table

The table below shows individual compensation information for Oglebay Norton's Chief Executive Officer and the four other most highly compensated executive officers whose total annual salary and bonus for the fiscal year ended December 31, 1999 exceeded $100,000.

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Other Annual Compensation($)(2)	Restricted Stock Awards($)(3)	Shares Underlying Options(#)	All other Compensation($)(4)
John N. Lauer*	1999	—	250,000	—	—	—	—
President and	1998	—	200,000	—	—	—	1,350
Chief Executive Officer	1997	—	—	—	965,400	380,174	—
Danny R. Shepherd**	1999	242,897	175,000	25,024(5)	—	—	9,608
Vice President,	1998	115,668	—	9,333	—	8,500	245,240
Lime and Limestone	1997	—	—	—	—	—	—
David H. Kelsey***	1999	207,308	151,500	15,589	—	—	5,323
Vice President and	1998	170,512	140,000	127,860	—	28,000	1,626
Chief Financial Officer	1997	—	—	—	—	—	—
Stuart H. Theis	1999	172,756	126,000	19,776	—	—	27,485
Vice President,	1998	167,500	123,000	16,760	—	4,300	47,410
Marine Services	1997	153,167	80,000	16,760	—	3,700	44,195
Jeffrey S. Gray****	1999	148,971	100,500	7,025	—	—	72,710
Vice President,	1998	135,333	84,000	—	—	—	—
Industrial Sands	1997	99,359	45,000	—	—	—	—

* Mr. Lauer has served as President and Chief Executive Officer since January 1, 1998 and Chairman of the Board since July 29, 1998. Mr. Lauer's Employment Agreement is summarized below under the heading ''Officer Agreements — Employment Agreement with Mr. John N. Lauer.''

** Mr. Shepherd joined Oglebay Norton on May 22, 1998 and has served as Vice President, Lime and Limestone since October 28, 1998.

*** Mr. Kelsey has served as Vice President and Chief Financial Officer since February 23, 1998.

**** Mr. Gray joined Oglebay Norton on March 17, 1997 as Vice President, Corporate Development and General Counsel. He was promoted to the position of Vice President, Industrial Sands on August 4, 1999.

(1) The Performance Management Plan bonus deferral feature of Oglebay Norton's former long-term incentive plan was discontinued effective for bonus payments earned in 1998. Bonus amounts for 1999 include amounts deferred under the Oglebay Norton Capital Accumulation Plan and Stock Purchase and Savings Plan.

(2) Represents non-cash moving expense benefits and ''gross-up'' for taxes in respect of payments by Oglebay Norton to the named executives for moving expenses and life insurance premiums. Also includes non-cash compensation for imputed income on personal use of company owned vehicles, company provided life insurance, and the amount of vested accruals in certain non-qualified plans.

(3) For Mr. Lauer, represents 25,744 restricted shares granted on January 19, 1998. The restricted shares are valued at $37.5 per share, the closing price of Oglebay Norton's common stock on the last business day prior to the grant date. Of the 25,744 restricted shares, 20% (5,148 shares) were fully vested and nonforfeitable on the grant date and another 20% of the total number of restricted shares vested and became nonforfeitable on January 1 of each of 1999 and 2000. Subject to certain conditions, another 20% of the total number of restricted shares will vest and become nonforfeitable on January 1 of each of 2001 and 2003. Mr. Lauer is entitled to receive any dividends paid by Oglebay Norton on the restricted shares.

(4) Includes contributions by Oglebay Norton during 1999 and 1998 for the named executives under Oglebay Norton's Incentive Savings and Stock Ownership Plan (Shepherd—$7,246 and $7,616; Kelsey — $5,068 and $1,191; Theis — $5,146 and $4,195; Gray — $4,294 and $3,400). Also includes payments by Oglebay Norton for life insurance premiums for 1999 and 1998 (Theis — $22,085 and $23,435; Gray — $2,977 and $0).

(5) Includes $13,475 paid to Mr. Shepherd in lieu of his participation in the Oglebay Norton defined benefit plan.

Stock Option Grants In 1999

Options granted to executive officers expire on the tenth anniversary of the grant dates. Option exercise prices were in all cases equal to the fair market value of a share of Oglebay Norton's common stock on the grant date. The options have no value unless Oglebay Norton's stock price appreciates and the recipient satisfies the applicable vesting requirements.

The table below shows the stock options granted during 1999 to the executive officers listed in the Summary Compensation Table shown above, and the potential realizable value of those grants (on a pre-tax basis) determined in accordance with Securities and Exchange Commission rules. The information in this table shows how much the named executive officers may eventually realize in future dollars under two hypothetical situations: if the stock gains 5% or 10% in value per year, compounded over the ten-year life of the options. These are assumed rates of appreciation and are not intended to forecast future appreciation of Oglebay Norton's common stock. Also included in this table is the increase in value to all common stockholders of Oglebay Norton using the same assumed rates of appreciation.

For perspective, in ten years, one share of Oglebay Norton's common stock valued at $20.00 on October 27, 1999 (the grant date) would be worth $32.58, assuming the hypothetical 5% compounded growth rate, or $51.87, assuming the hypothetical 10% compounded growth rate.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	**Number of Shares Underlying Options Granted(#)(2)**	**% of Total Options Granted to Employees in 1999(3)**	**Exercise Price ($/sh.)**	**Expiration Date**	**5%($)**	**10%($)**
J.N. Lauer	—	—	—	—	—	—
D.R. Shepherd	7,000	11%	20.00	10/27/2009	228,060	363,090
D.H. Kelsey	7,000	11%	20.00	10/27/2009	228,060	363,090
S. H. Theis	5,500	9%	20.00	10/27/2009	179,190	285,285
J.S. Gray	4,500	7%	20.00	10/27/2009	146,610	233,415
Increase in value to all common stockholders(4)					**$160.5 million**	**$255.6 million**

(1) Calculated over a ten year period representing the life of the options.

(2) The options vest 25% each year commencing on the first anniversary of the grant date. The options also vest if the employee retires and is otherwise entitled to a normal, early or shutdown pension under Oglebay Norton's Pension Plan. In that event, the retired employee may exercise the options within two years from the date of retirement, but not beyond the option expiration date.

(3) Percentage based on the total number of options granted (63,725) to employees under and outside of the 1999 LTIP.

(4) Calculated using a price of $20.00 per share of Oglebay Norton's common stock, the closing price on October 27, 1999, and the total number of shares of Oglebay Norton's common stock outstanding on December 31, 1999 (4,927,357 shares).

RETIREMENT PLANS

Employees Pension Plan
Excess and TRA Supplemental Benefit Retirement Plan
Supplemental Retirement Benefit Plan of John N. Lauer

The table below shows the annual pension payable under the Oglebay Norton Company Pension Plan (the ''Pension Plan'') and the Oglebay Norton Company Excess and TRA Supplemental Benefit Retirement Plan (the ''Excess Benefit Retirement Plan'') at normal retirement age:

Final Annual Average Compensation	Estimated Annual Benefit (Assuming Retirement on January 1, 2000) Years of Service				
	15 Years	20 Years	25 Years	30 Years	35 Years
$ 75,000	$ 16,875	$ 22,500	$ 28,125	$ 33,750	$ 39,375
100,000	22,500	30,000	37,500	45,000	52,500
150,000	33,750	45,000	56,250	67,500	78,750
200,000	45,000	60,000	75,000	90,000	105,000
250,000	56,250	75,000	93,750	112,500	131,250
300,000	67,500	90,000	112,500	135,000	157,500
350,000	78,750	105,000	131,250	157,500	183,750
400,000	90,000	120,000	150,000	180,000	210,000
450,000	101,250	135,000	168,750	202,500	236,250
500,000	112,500	150,000	187,500	225,000	262,500
550,000	123,750	165,000	206,250	247,500	288,750
600,000	135,000	180,000	225,000	270,000	315,000
650,000	146,250	195,000	243,750	292,500	341,250
700,000	157,500	210,000	262,500	315,000	367,500
750,000	168,750	225,000	281,250	337,500	393,750

Benefits under the Pension Plan and the Excess Benefit Retirement Plan for eligible salaried employees are based on average annual compensation for the highest five years during the last 10 years of employment prior to retirement. Covered compensation is equal to total base pay and certain incentive compensation (including amounts deferred under the former long-term incentive plan), which is substantially the same as shown in the salary and bonus columns of the Summary Compensation Table shown above. The annual benefit is calculated by multiplying the participant's average compensation by a factor of 1.5% and the participant's years of covered service (but not below a minimum benefit unrelated to compensation). Benefits, which are paid in a straight life annuity form, are not subject to reduction for Social Security or other offset. Certain surviving spouse benefits are also available under the plans, as well as early retirement and facility shutdown benefits. The benefits table shown above has been prepared without regard to benefit limitations imposed by the Internal Revenue Code. The years of benefit service credited for executive officers named in the Summary Compensation Table are: Mr. Lauer — 2.0 year; Mr. Kelsey — 1.8 years; Mr. Theis — 7.0 years; and Mr. Gray — 2.8 years. Mr. Shepherd is not eligible to participate in the Pension Plan or the Excess Benefit Retirement Plan.

The Internal Revenue Code limits the benefits provided under the Pension Plan. The Excess Benefit Retirement Plan provides for the payment, out of Oglebay Norton's general funds, of the amount that an eligible participant would have received under the Pension Plan but for the Internal Revenue Code limits. The above table, which does not reflect those limits, shows the total annual pension benefits payable under both the Pension Plan and the Excess Benefit Retirement Plan.

Oglebay Norton has agreed to provide Mr. Lauer a supplemental retirement benefit plan providing him retirement benefits that, when added to any benefits payable to him under the Pension Plan, will equal the benefits he would have been entitled to under the Pension Plan if:

- in addition to any bonuses received by him, his covered compensation included, throughout the period of his employment, salary of $350,000 per year; and

- there were no limits on the amount of covered compensation that could be taken into account in determining the benefit payable to him under the Pension Plan.

If Mr. Lauer remains employed by Oglebay Norton through January 2, 2003 and receives maximum annual bonuses (i.e., $250,000), the aggregate retirement benefit payable to him under the Pension Plan and the supplemental plan will be the equivalent of an annual lifetime benefit of $44,250 per year.

Supplemental Savings and Stock Ownership Plan

As with the Pension Plan, the Internal Revenue Code limits the amount that Oglebay Norton can contribute for an employee under its Incentive Savings and Stock Ownership Plan (the ''Savings Plan''). The Supplemental Savings and Stock Ownership Plan (the ''Supplemental Plan'') provides for the payment, out of Oglebay Norton's general funds, of the amount by which certain participants' benefits under the Savings Plan would exceed the limitations applicable to those plans. The terms of the Supplemental Plan provide a benefit equal to that which the participants would have received under the Savings Plan but for the Internal Revenue Code limits.

Benefits under the Supplemental Plan are payable in cash only. In addition, the benefits are payable at such time and in such manner as the Compensation, Organization and Governance Committee of the Board of Directors may select from those available under the Savings Plan. The terms of the Supplemental Plan also prohibit a participant from competing with Oglebay Norton for 10 years and from wrongfully disclosing any of its trade secrets. Oglebay Norton made contributions under the Supplemental Plan during 1999 to the accounts of the following named executives: Mr. Gray — $958.85; Mr. Kelsey —$3,388.03; and Mr. Theis — $1,910.26.

OFFICER AGREEMENTS

Employment Agreement with Mr. John N. Lauer

On December 17, 1997, Oglebay Norton entered into an Employment Agreement with Mr. Lauer which provides for his employment as Chairman, President and Chief Executive Officer of Oglebay Norton through January 2, 2003. The compensation arrangements of Mr. Lauer in the Employment Agreement are tied directly to the performance of Oglebay Norton over the employment term. In particular, his compensation is tied to the price of shares of Oglebay Norton's common stock. Oglebay Norton will not pay Mr. Lauer a salary during his tenure with Oglebay Norton. Instead, the primary elements of his compensation under the Employment Agreement are:

- a grant of 25,744 restricted shares of Oglebay Norton's common stock;
- a grant of a ''performance option'' to purchase 380,174 additional shares of Oglebay Norton's common stock; and
- an annual bonus of up to $200,000 per year based upon the performance of Oglebay Norton during the year. For the calendar year 1999, the Board determined to increase the annual bonus cap to $250,000.

Restricted Stock. On January 19, 1998, Oglebay Norton granted to Mr. Lauer 25,744 shares of Oglebay Norton's common stock (the ''Restricted Shares''). This grant was contingent upon Mr. Lauer's personal investment of at least $1,000,000 in shares of Oglebay Norton's common stock. As provided in the Employment Agreement, the number of Restricted Shares granted equals the number of shares acquired by Mr. Lauer for his $1,000,000 investment. Of the 25,744 Restricted Shares granted, 20% (5,148 shares) were fully vested and nonforfeitable on the grant date and another 20% of the total number of restricted shares vested and became nonforfeitable on January 1 of each of 1999 and 2000. Another 20% of the total number of Restricted Shares vest and become nonforfeitable on January 1 of each of 2001 and 2003, assuming Mr. Lauer remains in the

employ of Oglebay Norton on such dates. If Mr. Lauer reduces his personal investment by disposing of any of the shares he acquired for his $1,000,000 investment at any time before January 1, 2003, any Restricted Shares that have not become fully vested and nonforfeitable will be forfeited at the time of the reduction in Mr. Lauer's personal investment.

Performance Option. As provided by the Employment Agreement, Mr. Lauer was granted, on December 17, 1997, an option to acquire up to 380,174 shares of Oglebay Norton's common stock at an exercise price of $38.00 per share (the ''Performance Option''). The 380,174 shares subject to the Performance Option equals 8% of the entire number of shares outstanding on both the grant date and January 1, 1998. The $38.00 per share exercise price is $6.00 above the per share closing price as reported on the NASDAQ National Market on December 16, 1997 (the last closing price available at the time the Employment Agreement was executed). The stockholders of Oglebay Norton approved the Performance Option at the 1998 Annual Meeting.

In the normal course, the Performance Option will first become exercisable on January 1, 2001, after Mr. Lauer has been employed by Oglebay Norton for three full years. If Mr. Lauer remains in the employ of Oglebay Norton throughout the term contemplated by the Employment Agreement (i.e., through January 2, 2003), the Performance Option, to the extent not previously exercised by him, will remain exercisable through June 30, 2005. Any part of the Performance Option not earlier exercised or terminated will terminate at the close of business on June 30, 2005.

Officer Agreements Effective Upon Change in Control of Oglebay Norton

Oglebay Norton has entered into separate agreements (collectively, the ''Officer Agreements'') with the executive officers listed in the Summary Compensation Table shown above. The Officer Agreements are designed to retain these individuals and provide for continuity of management in the event of any actual or threatened change in control (as defined in the Officer Agreements) of Oglebay Norton. None of the Officer Agreements will become effective unless there is a change in control of Oglebay Norton.

There are two triggers which apply to the Officer Agreements. The first trigger requires that a change in control occur. After a change in control, the officer is entitled to continued employment at a compensation rate equal to the greatest of that in effect immediately before the change in control, two years before the change in control, or such greater rate determined by Oglebay Norton, plus continued participation in specified benefit plans as an executive officer (''Contract Compensation''). The second trigger is tripped if, after a change in control, the officer is terminated without ''cause,'' or the officer terminates his employment for ''good reason.'' If the second trigger occurs, then the officer is entitled to receive Contract Compensation instead of employment, but only for the longer of the time remaining in the original 30month contract term (after the change in control), or six months.

After employment termination, the officer must attempt to mitigate damages by seeking comparable employment elsewhere. If the officer is successful, Contract Compensation is reduced, dollar-for-dollar, for compensation and benefits received from the subsequent employer. In addition, for as long as Contract Compensation is received, the officer agrees not to disclose any of Oglebay Norton's trade secrets. If and to the extent payments made to the officer, including Mr. Lauer, on account of a change in control are treated as excess parachute payments under the Internal Revenue Code, the Officer Agreement provides for an additional payment to make the officer whole with respect to additional excise tax payments.

''Pour-Over'' and Irrevocable Trusts

Oglebay Norton has made commitments under various plans and agreements for supplemental pension benefits, deferred and executive compensation arrangements, and obligations arising in the event of a change in control, which it has not been required to fund on a current basis. In order to provide assurances that those commitments will be honored, Oglebay Norton has established three trusts with an independent trustee to provide additional security for these commitments in the event of a ''change in control.''

Irrevocable Trust Agreement I (‘‘Trust I’’) provides additional assurances for benefits due certain employees who have retired from Oglebay Norton under a 1974 supplemental retirement plan. Irrevocable Trust Agreement II (‘‘Trust II’’) provides additional assurances for benefits and payments due under the Excess Benefit Retirement Plan, the Supplemental Plan, the Officer Agreements, the 1991 Executive Life Program, certain deferred compensation agreements and the 1996 Executive Life Plan pursuant to which Oglebay Norton pays life insurance premiums on behalf of its executive officers.

The Oglebay Norton Company Pour-Over Trust provides that in the event of a threatened ‘‘change in control,’’ Oglebay Norton will deposit in the pour-over trust, on an irrevocable basis, 125% of the aggregate unfunded obligations of the commitments subject to Trust I and Trust II. The pour-over trust becomes revocable if, after the threat, no ‘‘change in control’’ occurs. If a ‘‘change in control’’ does occur, the pour-over trust remains irrevocable, and the assets in the pour-over trust are transferred to Trusts I and II. Although Oglebay Norton has contributed certain company-owned life insurance policies to Trust I, it has not contributed any other significant assets to the three trusts. However, Oglebay Norton retains the right to make additional discretionary contributions into the trusts at any time. Assets held in the trusts are subject at all times to the claims of Oglebay Norton’s general creditors. If funds in the trusts are insufficient to pay amounts due under a plan or agreement, Oglebay Norton remains obligated to pay those amounts. No employee has any right to assets in the trusts until, and to the extent, benefits are paid from the trusts.

Long-Term Incentive Plans

Oglebay Norton established a long-term incentive plan on December 18, 1995 (the ‘‘former LTIP’’), which was approved by the stockholders of Oglebay Norton at the 1996 Annual Meeting. The Compensation, Organization and Governance Committee administers the former LTIP and selects those officers and other key employees to participate in the plan. Under the former LTIP, participants are eligible to be granted awards, as determined by the Compensation, Organization and Governance Committee and, up to 1998, were eligible to defer a portion of their annual incentive awards. Each executive officer listed in the Summary Compensation Table shown above, except for Mr. Lauer, holds options granted under the former LTIP. In addition, Mr. Theis holds share units granted under the former LTIP that are payable in shares of Oglebay Norton common stock upon Mr. Theis’ retirement, death or termination of employment or a change in control. During 1999, no compensation or stock-based awards were made under the former LTIP.

The former LTIP provides for awards by the Compensation, Organization and Governance Committee including a grant of options (which may be ‘‘incentive stock options’’ within the meaning of Section 422 of the Internal Revenue Code, or nonqualified options), stock appreciation rights, restricted stock and performance awards (collectively, the ‘‘Incentive Awards’’). The Compensation, Organization and Governance Committee has the discretion to set performance objectives as it deems appropriate respecting any performance awards or restricted stock grants. The performance objectives may vary from participant to participant and between groups of participants and will be based upon such company, business unit and/or individual performance factors and criteria as the Compensation, Organization and Governance Committee may deem appropriate. The Compensation, Organization and Governance Committee may in its discretion, at the time of grant of any award under the former LTIP, provide that the terms of the grant or date on which an award vests or becomes exercisable may be modified in the event of a ‘‘change of control.’’

On October 3, 1998, the Board approved the 1999 LTIP which is discussed more fully above under the heading ‘‘Proposal 2 — Approval of the Oglebay Norton Company 1999 Long-Term Incentive Plan.’’

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Malvin E. Bank has been a member of the Compensation, Organization and Governance Committee and the Audit and Compliance Committee since April 29, 1999 and during 1999 was a partner of the law firm Thompson Hine & Flory LLP, Cleveland, Ohio, which provided legal services to Oglebay Norton in 1999.

Mr. Bersticker serves on Oglebay Norton's Compensation, Organization and Governance Committee, its Audit and Compliance Committee, and its Executive Committee, and is the retired Chairman of the Board of Ferro Corporation. As discussed in the next section, a wholly-owned subsidiary of Oglebay Norton sells to, and purchases from, Ferro Corporation various items in the ordinary course of business pursuant to arm's length negotiations.

RELATED PARTY TRANSACTIONS

Oglebay Norton Industrial Sands, Inc., a whollyowned subsidiary of Oglebay Norton, sells ground silica to, and purchases heavy density grinding media and ceramic mill lining from, Ferro Corporation. Mr. Bersticker is the retired Chairman of the Board of Ferro Corporation. During the year ended December 31, 1999, sales to Ferro Corporation totaled $800,968 and purchases from Ferro Corporation totaled $290,754. Oglebay Norton Industrial Sands, Inc. entered into these transactions pursuant to arm's length negotiations in the ordinary course of business and on terms that Oglebay Norton believes to be fair.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on its records and information, Oglebay Norton believes that all SEC filing requirements applicable to its directors and executive officers under Section 16(a) of the Securities Exchange Act of 1934 were met for 1999.

INDEPENDENT AUDITORS

Oglebay Norton expects a representative of Ernst & Young LLP, the independent auditor of Oglebay Norton for the year ended December 31, 1999, to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires and to respond to appropriate questions with respect to the firm's examination of the consolidated financial statements and records of Oglebay Norton for the year ended December 31, 1999.

FINANCIAL STATEMENTS

Oglebay Norton's Report to Stockholders and Annual Report on Form 10-K (which includes financial statements) for the year ended December 31, 1999 are being delivered to you with this Proxy Statement.

You may obtain additional copies of Oglebay Norton's Annual Report on Form 10K, as filed with the SEC, free of charge upon oral or written request to the Secretary, Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 441142598 (telephone number: (216) 861-3300).

2001 ANNUAL MEETING

The 2001 Annual Meeting of Stockholders of Oglebay Norton is currently scheduled to be held on April 25, 2001. The deadline for stockholders to submit proposals to be considered for inclusion in the proxy statement for that meeting is November 30, 2000.

Oglebay Norton's proxies for its 2001 Annual Meeting of Stockholders will confer discretionary authority on persons named in the proxies to vote on any matter for which Oglebay Norton does not receive timely written notice in accordance with Section 46 of its By-Laws. Section 46 provides generally that a stockholder's notice of business to be brought before an annual meeting must be received at Oglebay Norton's principal executive offices not less than 60 nor more than 90 days before the date of the meeting. For the 2001 Annual Meeting, 60 days prior to the meeting would be February 24, 2001 and 90 days prior to the meeting would be January 25, 2001.

OTHER MATTERS FOR THE ANNUAL MEETING

Oglebay Norton does not know of any business to be acted upon at the Annual Meeting other than the matters described above. If any other matters properly come before the Annual Meeting, the persons named on the enclosed proxy will vote on such matters in accordance with their best judgment.

You are urged to sign, date and return your proxy without delay.

By Order of the
Board of Directors

Rochelle F. Walk,
Vice President and
Secretary

March 14, 2000

Appendix A

OGLEBAY NORTON COMPANY

1999 LONG-TERM INCENTIVE PLAN

1. Purpose

The purpose of the Oglebay Norton Company 1999 Long-Term Incentive Plan is to provide certain employees of Oglebay Norton Company and its subsidiaries with incentive compensation based on the achievement of financial, business and other performance criteria. To achieve this purpose, the Plan provides for the authority to grant Awards payable in Shares, in cash, or in a combination of Shares and cash.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) **''Award''**—A grant of Stock Options or a Cash Incentive Payment Award under this Plan.

(b) **''Board of Directors''**—The Board of Directors of the Company.

(c) **''Cash Incentive Payment Award''**—This term has the meaning given to it in Section 6(a)(iv).

(d) **''Change in Control''**—A ''Change of Control'' will be deemed to occur if at any time after the date of the adoption of this Plan:

(i) A report is filed with the Securities and Exchange Commission (the ''SEC'') on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Exchange Act, disclosing that any ''person'' (as the term ''person'' is defined in Section 13(d) or Section 14(d)(2) of the Exchange Act) is or has become a beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities;

(ii) The Company files a report or proxy statement with the SEC pursuant to the Exchange Act disclosing in response to Item 1 of Form 8-K thereunder or Item 6(e) of Schedule 14A thereunder that a Change in Control of the Company has or may have occurred or will or may occur in the future pursuant to any then-existing contract or transaction;

(iii) The Company is merged or consolidated with another corporation and, as a result thereof, securities representing less than fifty percent (50%) of the combined voting power of the surviving or resulting corporation's securities (or of the securities of a parent corporation in case of a merger in which the surviving or resulting corporation becomes a wholly-owned subsidiary of the parent corporation) are owned in the aggregate by holders of the Company's securities immediately prior to such merger or consolidation;

(iv) All or substantially all of the assets of the Company are sold in a single transaction or a series of related transactions to a single purchaser or a group of affiliated purchasers; or

(v) During any period of twenty-four (24) consecutive months, individuals who were Directors of the Company at the beginning of such period cease to constitute at least a majority of the Company's Board unless the election, or nomination for election by the Company's shareholders, of more than one-half of any new Directors of the Company was approved by a vote of at least two-thirds of the Directors of the Company then still in office who were Directors of the Company at the beginning of such twenty-four (24) month period.

(e) **''Code''**—The Internal Revenue Code of 1986, or any law that supersedes or replaces it, as amended from time to time.

(f) **''Committee''**—The Compensation, Organization and Governance Committee of the Board of Directors, or any other committee of the Board of Directors that the Board of Directors authorizes to administer this Plan.

(g) **''Company''**—Oglebay Norton Company, an Ohio corporation.

(h) **''Covered Employees''**—An officer of the Company or a Subsidiary whose compensation is subject to the $1,000,000 limit on deductibility under Section 162(m) of the Code, or any provision that supersedes or replaces Section 162(m) of the Code, as amended from time to time.

(i) **''Exchange Act''**—Securities Exchange Act of 1934, and any law that supersedes or replaces it, as amended from time to time.

(j) **''Participant''**—Any person to whom an Award has been granted under this Plan.

(k) **''Performance Criteria''**—This term has the meaning given to it in Section 7(b).

(l) **''Performance Goal''**—This term has the meaning given to it in Section 7(a).

(m) **''Rule 16b-3''**—Rule 16b-3 under the Exchange Act, or any rule that supersedes or replaces it, as amended from time to time.

(n) **''Shares''**—Common Shares of the Company or any equity securities or securities of the Company that are issued in substitution or exchange therefor in a recapitalization of the Company.

(o) **''Stock Option''**—This term has the meaning given to it in Section 6(a)(i).

(p) **''Subsidiary''**—A corporation, limited liability company, business trust, partnership, joint venture, or other organization of which securities having a majority of the voting power are owned, directly or indirectly, by the Company.

3. Eligibility

All key employees of the Company and its Subsidiaries shall be eligible to receive Awards.

4. Administration

(a) **Committee.** Subject to Sections 4(b) and 4(c), this Plan will be administered by the Committee. The Committee will, subject to the terms of this Plan, have the authority to: (i) select the eligible employees who will receive Awards, (ii) determine the number and types of Awards to be granted, (iii) determine the terms, conditions, vesting periods, and restrictions applicable to the Awards, (iv) establish Performance Goals for performance-based Awards, (v) prescribe the forms of any notices, agreements, or other instruments relating to the Awards, (vi) grant the Awards, (vii) adopt, alter, and repeal rules governing this Plan, (viii) interpret the terms and provisions of the Plan and any Awards granted under this Plan, and (ix) otherwise supervise the administration of this Plan. All decisions by the Committee will be made with the approval of not less than a majority of its members.

(b) **Awards Subject to Section 16(b) of the Exchange Act.** Notwithstanding the provisions of Section 4(a), if any member of the Committee does not qualify as a ''Non-Employee Director'' within the meaning of Rule 16b-3, the ''Committee'' will, for purposes of making any Award that (i) constitutes a ''purchase of securities within the meaning of Section 16(b) of the Exchange Act and (ii) does not otherwise qualify for an exemption under Rule 16b-3, be deemed to consist only of those members of the Committee who qualify as such Non-Employee Directors.

(c) **Awards Subject to Section 162(m) of the Code.** Notwithstanding the provisions of Section 4(b), if any member of the Committee does not qualify as an ''outside director'' within the meaning of Section 162(m) of the Code, the ''Committee'' will, for purposes of making and performance-based Awards to Covered Employees, be deemed to consist only of those members who qualify as such outside directors.

(d) **Delegation.** The Committee may delegate any of its authority to any other person or persons that it deems appropriate, provided the delegation does not (i) cause this Plan, or any Awards granted under this Plan, to fail to qualify for the exemption provided by Rule 16b-3 or (ii) result in a reduction in the amount of compensation associated with any Award that is deductible for federal income tax purposes under Section 162(m) of the Code..

(e) **Decisions Final.** All decisions by the Committee, and by any other person or persons to whom the Committee has delegated authority, will be final and binding on all persons.

(f) **Expenses.** The expenses of the administration of the Plan shall be borne by the Company.

5. Shares Available Under Plan; Limitations.

(a) **Maximum Aggregate Number of Shares.** Subject to Sections 5(c) and 5(d), the total number of Shares subject to Awards granted in any fiscal year of the Company may not exceed one and one half percent (1-1/2%) of the number of Shares outstanding at the beginning of the fiscal year. Shares delivered under this Plan may consist of authorized and unissued shares, treasury shares, or shares to be purchased by the Company, as determined by the Committee. The maximum number of Shares authorized with respect to Awards under the Plan, subject to adjustment in accordance with Section 5(d), shall be three hundred thousand (300,000).

(b) **Maximum Number of Shares for Each Participant.** Subject to Sections 5(c) and 5(d), the number of Shares subject to Awards granted to any Participant may not exceed three hundred thousand (300,000) Shares in any fiscal year of the Company.

(c) **Charging of Shares.** Shares subject to an Award that is forfeited, terminated, canceled, or surrendered without having been exercised (other than Shares subject to an Award that is surrendered in payment of the exercise price of a Stock Option or in payment of taxes associated with an Award) will again be available for grant under this Plan, without reducing the number of Shares that may be subject to Awards or that are available for the grant of Awards in any fiscal year. The assumption of awards granted by an organization acquired by the Company, or the grant of Awards under this Plan in substitution for any such awards, will not reduce the number of Shares available for the grant of Awards under this Plan.

(d) **Adjustment Relating to Stock Options.** In the event of any change in the Shares by reason of a merger, consolidation, reorganization, recapitalization, or similar transaction, or in the event of a stock dividend, stock split, distribution to shareholders (other than normal cash dividends), or rights offering or similar sale of Shares for less than their fair market value at the time of sale, the Committee will adjust the number and class of shares that may be issued under this Plan, the number and class of shares that may be issued to any Participant in any fiscal year, the number and class of shares subject to outstanding Awards, the exercise price applicable to outstanding Awards, and any value determinations applicable to outstanding Awards.

(e) **Adjustment of Cash Incentive Payment Awards.** In its sole discretion, the Committee may, but is not required to, make an adjustment in a Participant's Cash Incentive Payment Award to take into account: (i) aggregate out-of-pocket purchase price amounts which were paid for all acquisitions and investments closed in the applicable performance period and were not already taken into account in the Participant's Performance Criteria for such period; (ii) the effect of any major change in U.S. accounting principles in the applicable performance period; and/or (iii) the effect of any major reorganization within the Company during the applicable performance period; provided, however, that in no event shall any such revision result in the increase in a Cash Incentive Payment Award if such Award is intended to qualify as performance-based compensation under Section 162(m) of the Code.

6. Types of Awards. Awards may include the following:

(a) **Stock Option**—A right to purchase a specified number of Shares, during a specified period, and at a specified exercise price, all as determined by the Committee.

(b) **Cash Incentive Payment Award**—An Award consisting of a Cash Incentive Payment that is payable in cash and is contingent upon the achievement of Performance Goals established by the Committee. Cash Incentive Payment Awards are determined in accordance with the following formula approved by the Committee: Each Participant to whom a Cash Incentive Payment Award is granted is paid a base salary designed to be competitive in the marketplace, with the salary level determined by the Committee. The amount of the Cash Incentive Payment Award is then determined based on the performance

of the Company and its business units in relation to targeted cumulative earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) and earnings per share (‘‘EPS’’) performance measures for the four-year period from 1999 through 2002, as determined in advance by the Committee. The EBITDA performance measure begins to generate a payout when EBITDA growth exceeds 5% annually, and the EPS performance measure begins to generate a payout when eighty percent of targeted cumulative EPS is achieved for the four-year period. A ‘‘pool’’ is generated by these measures from which distributions are to be paid to the Participants granted such Awards. Payouts are determined from a table created in 1998 by the Committee reflecting the then competitive long-term incentive compensation at each such Participant’s base salary level. No amounts are payable if the target EBITDA and EPS amounts are not met. The Committee shall not have discretion to increase the amount otherwise payable pursuant to a Cash Incentive Payment Award upon attainment of Performance Goals.

7. Performance-Based Awards under Section 162(m) of the Code

(a) **Selection of Participants and Establishment of Performance Goals.** The Committee will determine the period of time during which any Award that is performance-based for purposes of Section 162(m) of the Code may be earned. The Committee will also establish, not later than 90 days after the commencement of the award period (or such earlier or later date as may be the applicable deadline for the Award to be performance-based for purposes of Section 162(m) of the Code), one or more performance objectives (‘‘Performance Goals’’) to be met by the Company, or by one or more of its Subsidiaries or other business units, as a condition to the payment of the Award. The Performance Goals may, in the discretion of the Committee, include a range of performance objectives (such as minimum, middle, and maximum objectives) the achievement of which will entitle Participants to receive different amounts of compensation.

(b) **Performance Criteria.** The Performance Goals will be based on one or more of the following criteria (‘‘Performance Criteria’’): sales, earnings, earnings per Share, return on equity, completion of acquisitions or other projects, and market price per Share. These Performance Criteria may be measured before or after taxes, interest, depreciation, amortization, discontinued operations, affect of accounting changes, acquisition expenses, restructuring expenses, non-operating items, or usual charges, as determined by the Committee at the time the Performance Goals are established.

8. Deferral of Payment

The Committee may, in its discretion, permit Participants to defer the payment of some or all of the Shares or cash subject to their Awards, as well as other compensation or fees, in accordance with procedures established by the committee to assure that the recognition of taxable income is deferred under the Code.

9. Manner of Payment of Exercise Price

The exercise price of a Stock Option may be paid in cash, by the transfer of Shares, by the surrender of all or part of an Award (including the Award being exercised), or by a combination of these methods, as and to the extent permitted by the Committee. The Committee may prescribe any other method of paying the exercise price that it determines to be consistent with applicable law and the purpose of this Plan, including loans by that Company.

10. Taxes Associated with Award

Prior to the payment of an Award, the Company may withhold, or require a Participant to remit to the Company, an amount sufficient to pay any federal, state, and local taxes associated with the Award. The Committee may, in its discretion and subject to such rules as the Committee may adopt, permit a Participant to pay any or all taxes associated with the Award in cash, by the transfer of Shares, by the surrender of all or part of an Award (including the Award being exercised), or by a combination of these methods.

11. Termination of Employment

If the employment of a Participant terminates for any reason, all unexercised, deferred, and unpaid Awards may be exercisable or paid only in accordance with rules established by the Committee.

12. Termination of Awards under Certain Conditions

The Committee may cancel any unexpired, unpaid, or deferred Award at any time if the Participant is not in compliance with all applicable provisions of this Plan or with the terms or conditions of the Award or if the Participant, without the prior written consent of the Company, engages in any of the following activities:

(i) Renders services to an organization, or engages in a business, that is, in the judgment of the Committee, in competition with the Company.

(ii) Discloses to anyone outside of the Company, or uses for any purpose other than the Company's business, any confidential information or material relating to the Company, whether acquired by the Participant during or after employment with the Company.

The Committee may, in its discretion and as a condition to the exercise of an Award, require a Participant to acknowledge in writing that he or she is in compliance with all applicable provisions of this Plan and with the terms and conditions of the Award and has not engaged in any activities referred to in clauses (i) and (ii) above.

13. Change in Control; Acquisition of the Company

(a) **Change in Control.** In the event of a Change in Control of the Company, unless otherwise determined by the Committee, (i) all Stock Options then outstanding will become fully exercisable as of the date of the Change in Control and (ii) all Cash Incentive Payment Awards will be deemed to have been earned to the extent determined by the Committee.

(b) **Acquisition of the Company.** With respect to Stock Options, in the event of an acquisition of the Company in which the holders of Shares receive other securities or cash in exchange for their Shares, the Committee may, in its discretion, arrange for (1) the grant by the acquirer of substitute Stock Options that entitle Participants to receive, in lieu of the Shares they otherwise would be entitled to receive, the securities or cash for which the Shares would have been exchanged in the acquisition or (2) the cancellation of the Stock Options in consideration of the securities or cash for which the Shares would have been exchanged in the acquisition, net of any exercise price.

14. Amendment or Suspension of this Plan; Amendment of Outstanding Awards

(a) **Amendment or Suspension of this Plan.** The Board of Directors may amend or suspend this Plan at any time. Shareholder approval for any such amendment will be required only to the extent necessary to preserve the deductibility of compensation associated with any Award for federal income tax purposes under Section 162(m) of the Code or to the extent required by applicable rules of any stock exchange.

(b) **Amendment of Outstanding Awards.** The Committee may, in its discretion, amend the terms of any Award, prospectively or retroactively, but no such amendment may, except as provided in Section 13(b), impair the rights of any Participant without his or her consent. The Committee may, in whole or in part, waive any restriction or conditions applicable to, or accelerate the vesting of, any Award.

15. No Trust

Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Participant. To the extent that the Participant acquires a right to receive payments from the Company in respect of any Award, such rights shall be no greater than the right of any unsecured general creditor of the Company.

16. Nonassignability

Unless otherwise determined by the Committee, (i) no Award granted under this Plan may be transferred or assigned by the Participant to whom it is granted other than by will, pursuant to the laws of descent and distribution, or pursuant to a qualified domestic relates order and (ii) an Award granted under this Plan may be exercised, during the Participant's lifetime, only by the Participant or by the Participant's guardian or legal representative.

17. Governing Law

The interpretation, validity, and enforcement of this Plan will, to the extent not otherwise governed by the Code or the securities law of the United States, be governed by the law of the State of Ohio.

18. Rights of Employees

Nothing in this Plan will confer upon any Participant the right to continued employment by the Company or any of its Subsidiaries or limit in any way the Company's or a Subsidiary's right to terminate any Participant's employment at will.

19. Effective and Termination Dates

(a) **Effective Date.** This Plan will become effective on the date it is approved by the holders of a majority of the Shares then outstanding, but with effect from January 1, 1999.

(b) **Termination Date.** This Plan will continue in effect until terminated by the Board of Directors.